FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 2005	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

           (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                (Check One) Form 20-F x Form 40-F ___

           (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                (Check One) Yes   No x

           (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

COCA-COLA FEMSA, S.A. DE C.V.

Translated Agenda of the Ordinary and Extraordinary Shareholders´ Meeting to be held on March 8, 2005

I.

Report of the Board of Directors; Presentation of the Financial Statements of COCA-COLA FEMSA, S.A. DE C.V., for the 2004 Fiscal Year, and the report of the Examiner pursuant to Article 172 of the General Law of Commercial Companies (“Ley General de Sociedades Mercantiles”) and the applicable provisions of the Securities Market Law.

II.	Application of the Results for the 2004 Fiscal Year, including the payment of a cash dividend, in Mexican pesos.

III.	Proposal to determine the amount of Ps. 400,000,000 as the maximum amount to be used in the share repurchase program.

IV.	Election of Members of the Board of Directors and Examiners for the 2005 fiscal year, and resolution with respect to their remuneration.

V.	Appointment of Committees.

VI.

Special approval of the Series “L” shareholders not to cancel the 98’684,857 Series “L” shares, issued by the General Extraordinary Meeting dated as of December 20, 2002, which were not subscribed by the Series “L” holders in exercise of their pre-emptive rights, and make them available to the Board of Directors of the Company for future placement, in the terms and conditions deemed convenient by the Board of Directors at a price not less than the equivalent in Mexican currency of $2.216 dollars, per share.

VII.	Appointment of delegates for the Shareholders’ Meeting.

VIII.	Minutes of the Shareholders’ Meeting.

The meeting shall take place at the Conference Room named FEMSA, located in the Company’s headquarters at Guillermo Gonzalez Camarena No. 600, Centro de Ciudad Santa Fe, in Mexico City.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: February 23, 2005	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer